Exhibit 21.1
List of Subsidiaries of Quince Therapeutics, Inc.
Quince Therapeutics, Inc. subsidiaries as of December 31, 2024, are listed below.

Subsidiary	Jurisdiction of Incorporation
Cortexyme Australia Pty Ltd	Australia
Novosteo, LLC	Delaware
Novosteo Pty Ltd	Australia
EryDel US, Inc.	Delaware
EryDel USA, Inc.	New Jersey
EryDel Italy, Inc.	Delaware
Quince Therapeutics, S.p.A	Italy